Exhibit 1

North America’s Railroad
NEWS RELEASE

CN ISSUES LETTER TO SHAREHOLDERS

Letter Provides Important Context to Help CN Shareholders Better Assess TCI’s Misguided and Misleading Campaign

MONTREAL, November 2, 2021 – CN (TSX: CNR, NYSE: CNI) today issued a letter to CN shareholders in connection with its upcoming Special Meeting of Shareholders (the “Special Meeting”) on March 22, 2022, and in response to recent materials filed by CIFF Capital and TCI (collectively “TCI”). A copy of the letter can be accessed from the CN website by clicking here.

CN’s Board and management team continue to act in the best interests of the Company’s shareholders, customers and all other stakeholders. Meanwhile, TCI, Canadian Pacific’s (“CP”) largest shareholder, has made misleading claims which are disruptive to CN’s sustainable value creation efforts. CN’s letter provides important context to help CN shareholders better assess CN’s strategy and TCI’s misguided and misleading campaign.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN, and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, uncertainties related to the Special Meeting. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward- looking statement.

Contacts:

Media
Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public
Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com
rkral@brunswickgroup.com
Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca